Exhibit (a)(1)(vii)

Offer to Purchase for Cash

by

Independence Holding Company

Up to 1,000,000 Shares of its Common Stock

at a Purchase Price of $27.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., EASTERN TIME, ON MAY 21, 2020, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED,

THE “EXPIRATION TIME”).

April 24, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies, Other Nominees and DTC Participants:

Independence Holding Company, a Delaware corporation (the “Company”), is offering to purchase from its stockholders up to 1,000,000 shares of its common stock, par value $1.00 per share (the “Shares”), for purchase by it at a purchase price of $27.00 per Share (the “Purchase Price”), net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the enclosed offer to purchase (the “Offer to Purchase”) and letter of transmittal (the “Letter of Transmittal”), as each may be supplemented or amended from time to time (which together constitute, the “Offer”). If the total amount of Shares is purchased, the aggregate amount of consideration paid to stockholders will be $27 million. The Company has appointed us to act as the depositary (the “Depositary”) in connection with the Offer. The description of the Offer in this letter is a summary and is qualified in all respects by the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON MAY 21, 2020, OR SUCH OTHER DATE TO WHICH THE OFFER MAY BE EXTENDED.

All Shares purchased under the Offer will be purchased at the same Purchase Price. Stockholders may tender all or only a portion of their Shares. However, because of the “odd lot” and proration provisions described in the Offer to Purchase, all Shares tendered at the Purchase Price may not be purchased if more than 1,000,000 Shares are tendered and not properly withdrawn. Fractional Shares will not be purchased in the Offer.

Upon the terms and subject to the conditions of the Offer, if more than 1,000,000 Shares have been validly tendered and not properly withdrawn before the Expiration Time, then the Company will purchase Shares in the following order of priority: (i) first, it will purchase all “odd lots” of less than 100 Shares from stockholders who properly tender all of their Shares and do not properly withdraw them before the Expiration Time, and who complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and (ii) second, it will purchase Shares from all other stockholders who properly tender Shares and do not properly withdraw them prior to the Expiration Time on a pro rata basis, with appropriate adjustment to avoid the purchase of fractional Shares. Therefore, it is possible that the Company will not purchase all Shares tendered by a stockholder. If any tendered Shares are not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect and Shares tendered by book-entry will be credited to the account maintained with The Depository Trust Company (“DTC”) by the participant who delivered the Shares at the Company’s expense. Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares. See Section 1, Section 3, Section 5 and Section 14 of the Offer to Purchase.

Please furnish copies of the enclosed Offer to Purchase to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, as well as any Instruction Form that you desire to have your clients complete to obtain such client’s instructions with regard to the Offer.

If you are a broker, dealer, commercial bank, trust company or other nominee tendering Shares on behalf of your client or an institution participating in DTC, you may tender Shares pursuant to the Offer by tendering the applicable Shares electronically through DTC’s Automated Tender Offer Program (“ATOP”) into the account of Broadridge Corporate Issuer Solutions, Inc., the paying agent for the Offer (the “Paying Agent”), at DTC by book-entry transfer, subject to the terms and procedures of that system, on or prior to Expiration Time.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the fees payable to the Depositary, Paying Agent and D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

The Company reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 6 of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law. The Offer is not conditioned on financing or any minimum number of Shares being tendered, but is, however, subject to the conditions described in Section 6 of the Offer to Purchase.

The other terms and conditions of the Offer are explained in detail in the enclosed Offer to Purchase and the Letter of Transmittal. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

Questions and requests for additional copies of the enclosed materials or any other Offer documents may be directed to D.F. King & Co., Inc., the Information Agent, at (212) 269-5550.

Very truly yours,

Broadridge Corporate Issuer Solutions, Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Paying Agent, the Information Agent or any of their respective affiliates or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.